UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AtriCure, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04963C 20 9

(CUSIP Number)

David J. Drachman 6217 Centre Park Drive West Chester, Ohio 45069 (513) 755-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

F. Mark Reuter, Esq.

Keating Muething & Klekamp PLL

One East Fourth Street, Suite 1400

Cincinnati, Ohio 45202

(513) 579-6469

February 9, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04963C 20 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David J. Drachman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 891,527
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 891,527
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 891,527
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the shares of the common stock, par value, $0.001 per share (the “Common Stock”) of AtriCure, Inc., a Delaware corporation whose principal executive offices are located at 6217 Centre Park Drive, West Chester, Ohio 45069 (the “Issuer”). This Statement on Schedule 13D is being filed by David J. Drachman (the “Reporting Person”).

Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 2.	Identity and Background

This Statement on Schedule 13D is being filed by David J. Drachman, a citizen of the United States of America, whose principal business address is 6217 Centre Park Drive, West Chester, Ohio 45069 with a telephone number of (513) 755-4100. Mr. Drachman is the President and Chief Executive Officer of the Issuer and is a member of the Issuer’s Board of Directors as described in Item 4 below.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was the Reporting Person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired the 891,527 shares of the Issuer’s Common Stock through a combination of compensation received from the Issuer and open-market purchases using personal funds.

Item 4.	Purpose of Transaction

The Reporting Person has made this filing to reflect his individual equity interest in the Issuer. He holds this position as an investment and in connection with his service to the Issuer as its President and Chief Executive Officer of the Issuer and as a member of the Issuer’s Board of Directors. He may acquire additional securities of the Issuer from time to time and may also make dispositions of such securities depending on various circumstances.

Except as set forth above and otherwise in the capacities therein described, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.	Interest in Securities of the Issuer

(a)	See Item 11 and Item 13 of the cover page (1)

(b)	See Items 7 through 10 of the cover page (1)

(c) During the sixty days prior to the date of the report, the Reporting Person effected the following transactions in the Common Stock:

Date	Shares	Transaction Type	Purchase Price Per Share
02/09/11	100,000	Acquisition from Issuer	$0
02/09/11	20,000	Acquisition from Issuer	$0
02/09/11	6,240	Disposition to Issuer	$11.20

(d) NA

(e) NA

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As the President and Chief Executive Officer of the Issuer, the Reporting Person is eligible to participate in equity compensation plans afforded to the Issuer's executive officers, including, but not limited to, the 2005 Equity Incentive Plan.

Item 7.	Material to Be Filed as Exhibits

99.1    Power of Attorney for David J. Drachman

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAVID J. DRACHMAN

By: /s/ David J. Drachman
Date: March 25, 2011

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.